# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MGT CAPITAL INVESTMENTS, INC., CIK 0001001601
CUSIP: 55302P202
Title of class of securities: Series E Convertible Preferred Stock, each representing 1,000 shares of Common Stock, par value $0.001
Address of issuer's principal executive offices: 50 Montreal Ave. Suite 133, Melbourne, Florida (FL), 32935
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464790

## Reporting persons
- BRC Group Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 628,451.12; sole dispositive power 0; shared dispositive power 628,451.12; aggregate amount beneficially owned 628,451.12 (9.99% of the class)
  Comment: (1) Represents shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock"). Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's common stock, par value $0.001 ("Common Stock"). The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock then issued and outstanding (the "Conversion E Limitation").
  
  (2) Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
  
  (3) Does not include 996,548.88 shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to the Conversion E Limitation.
- B. Riley Principal Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 628,451.12; sole dispositive power 0; shared dispositive power 628,451.12; aggregate amount beneficially owned 628,451.12 (9.99% of the class)
  Comment: (1) Represents shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock"). Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's common stock, par value $0.001 ("Common Stock"). The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock then issued and outstanding (the "Conversion E Limitation").
  
  (2) Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
  
  (3) Does not include 996,548.88 shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to the Conversion E Limitation.
- Bryant Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 628,451.12; sole dispositive power 0; shared dispositive power 628,451.12; aggregate amount beneficially owned 628,451.12 (9.99% of the class)
  Comment: (1) Represents shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock"). Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's common stock, par value $0.001 ("Common Stock"). The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock then issued and outstanding (the "Conversion E Limitation").
  
  (2) Based on 6,290,802,029 shares of Common Stock outstanding as of August 3, 2026, as reported to the Reporting Persons by the Issuer.
  
  (3) Does not include 996,548.88 shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to the Conversion E Limitation.

## Item 1. Issuer
Name of issuer: MGT CAPITAL INVESTMENTS, INC.
Address of issuer's principal executive offices: 50 Montreal Ave. Suite 133, Melbourne, Florida 32935

## Item 2. Person Filing
Name of person filing: BRC Group Holdings, Inc., a Delaware corporation ("BRC"), B. Riley Principal Capital, LLC, a Delaware limited liability company ("BRPC"), Bryant Riley is an individual ("Riley"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025
Citizenship: BRC and BRPC are organized under the laws of the State of Delaware. Riley is a citizen of the United State of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) As of the date hereof, BRPC holds 1,625,000 shares of the Company's Series E Preferred Stock (the "Series E Preferred Stock"). Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's common stock, par value $0.001 ("Common Stock"). The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock then issued and outstanding (the "Conversion E Limitation"). As of the date hereof, the Conversion E Limitation limits the aggregate conversion of Series E Preferred Stock held by the Reporting Persons to 628,451.12 out of the 628,451,122.70 shares of Common Stock underlying the Series E Preferred Stock owned by the Reporting Persons in the aggregate.

(2) As of the date hereof, BRC, majority holder of B. Riley Securities Holdings, Inc. ("BRSH"), which is the parent company of BRPC, may be deemed to hold 1,625,000 shares of the Company's Series E Preferred Stock. Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's Common Stock. The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would violate the Conversion E Limitation. As of the date hereof, the Conversion E Limitation limits the aggregate conversion of Series E Preferred Stock held by the Reporting Persons to 628,451.12 out of the 628,451,122.70 shares of Common Stock underlying the Series E Preferred Stock owned by the Reporting Persons in the aggregate.

(3) As of the date hereof, Riley may be deemed to hold 1,625,000 shares of the Company's Series E Preferred Stock. Each share of the Series E Preferred Stock is convertible into 1,000 shares of the Company's Common Stock. The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Person together with its affiliates, would violate the Conversion E Limitation. As of the date hereof, the Conversion E Limitation limits the aggregate conversion of Series E Preferred Stock held by the Reporting Persons to 628,451.12 out of the 628,451,122.70 shares of Common Stock underlying the Series E Preferred Stock owned by the Reporting Persons in the aggregate.
Percent of class: The information contained on the cover pages to this filing is incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on the cover pages to this filing is incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on the cover pages to this filing is incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this filing is incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this filing is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: BRPC is a subsidiary of B. Riley Securities Holdings, Inc. ("BRSH"). BRSH is majority owned by BRC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (08/07/2026)
- B. Riley Principal Capital, LLC: /s/ Frank Pigott, Frank Pigott/Authorized Signatory (08/07/2026)
- Bryant Riley: /s/ Bryant Riley, Bryant Riley (08/07/2026)